

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2008

BY U.S. Mail and facsimile
Randal Hardy
Chief Executive Officer and Chief Financial Officer
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, Idaho 83814

> **Re: Timberline Resources Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 22, 2008**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2008**
>
> **Form 10-QSB for the quarter ended December 31, 2007**
> **Filed February 19, 2008**
> **File No. 0-51549**
>
> **Form 10-QSB for the quarter ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 0-51549**
>
> **Form SB-2**
> **Filed December 26, 2007**
> **File No. 333-148336**

Dear Mr. Hardy:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

Form SB-2, file no. 333-148336

2.   Please tell us the status of this filing. In this regard, we note disclosure in your Form 10-QSB for the quarter ended March 31, 2008 that you have agreed to file a resale registration on Form SB-2 and to cause such registration to be declared effective no later than 120 days of the Closing Date. Please tell us whether you have filed all agreements relating to the private placement to which this SB-2 relates, including a registration rights agreement, if any. Please also tell us what penalties, if any, you are incurring as a result of the Form SB-2 not yet being declared effective.

Form 10-QSB for the quarter ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008

Changes in Internal Control Over Financial Reporting, page 19

3.   You state that your management has determined that there were material weaknesses in your internal control over financial reporting. It appears that you are attempting to provide the disclosure set forth in Item 308(a)(3) of Regulation S-B. As such, please also provide the disclosure required by Items 308(a) and (b). Please clarify at the beginning of this section, if true, that you are not subject to the requirements of evaluating internal controls over financial reporting and that you have not done everything required to comply with such requirements.

4.   Provide the information required by Item 308(c) of Regulation S-B.

Schedule 14A filed April 22, 2008

Questions and Answers About Proxy Materials and Voting

General

5. Given that the Kettle Agreement entered into on March 10, 2008 is contingent on your ability to raise sufficient funds to complete the SMD acquisition, it appears that two of your named executive officers, Messrs. Kettle and Deeds, have an interest in two of the matters to be voted upon—the issuance of the 35 million shares and the SMD purchase. It also appears that they own at least 16.4% of the outstanding voting securities. Highlight for investors the interest these executives have in these proposals and state whether Messrs. Kettle and Deeds have indicated if they will vote in favor of them. See also comment 27 below. State the number of shares held by unaffiliated shareholders that will need to vote for the proposals if Messrs. Kettle and Deeds do in fact vote to approve them.

How many votes do I get? Page 5

6. You state that convertible preferred stock has voting rights equal to a common share on a one-to-one as converted basis. Clarify your disclosure to state affirmatively, if true, that holders of preferred stock many vote on each of the matters and state whether they vote as one class with the common stock.

How many votes do you need to hold the meeting?, page 6

7. Specify the number of shares that constitute a majority of the outstanding voting shares of the company.

How many votes are needed to elect directors?, page 6

8. You indicate that directors will be elected by a majority of the votes cast at the meeting. However, in the Notice of the Annual meeting and on page 9 you indicate that directors are elected by a plurality vote and in Section 2.3(b) of your By-Laws, it states that "a plurality of the votes cast… shall elect directors."   Please reconcile these statements.

How many votes are needed to ratify the appointment of the independent registered public accountant?, page 6

9. You indicate that for this matter, and the rest of the matters on the meeting agenda, they will be approved if the votes cast for the proposal exceed the votes cast against the proposal. See also your disclosure on page 28 under "Required Vote."
However, in the Notice of the Annual Meeting you indicate that these matters will

be approved by a majority of the shares present, and Section 2.2(b) of your By-Laws states that "[t]he affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter shall be the act of the shareholders…." Please reconcile these statements.

If these matters must be approved by a majority of the votes present, please revise the question entitled "What if I abstain from voting" to clarify that as to these matters, an abstention will have the same effect as a vote against.

Proposal 1 Election of Directors

Information on the Board of Directors, Executive Officers and Key Employees

General, page 10

10. Eliminate any gaps or ambiguities with regard to time in each officer and director biographies. For example in Messrs. Dircksen, Klepfer and Moore's biographies provide a detailed discussion of the most recent five years, including the month and year each one held each named position or office.

Corporate Governance

Board of Directors Structure, page 12

11. We note your disclosure that Messrs. Kettle and Deeds (the "Kettle shareholders") are advisory board members. Explain their role as well as the role of any other advisory directors on your Board.

Director Independence, page 13

12. Expand your disclosure to explain what you mean when you say that you will adjust your Board accordingly to maintain compliance with the AMEX listing rules if the SMD purchase is completed. For example, state whether you intend to increase or decrease the size of the board.

Meetings of the Board and Board Member Attendance at Annual Meeting, page 12

13. State the number of board members who attended last year's annual meeting.

Board Committees, page 12

14. We note your statements that each of your audit, nominating and compensation committee charters may be obtained by requesting a copy from Mr. Hardy, your corporate secretary. Please revise your disclosure to comply with Instruction 2 to Item 407 of Regulation S-B in regard to providing copies of the charters to your shareholders.

Compensation Committee, page 14

15. Ensure that your have provided all of the information required by item 407(e) of Regulation S-B. As an example, state the role any executive officer has in determining or recommending director or executive compensation, and state whether the committee may delegate its authority.

Corporate Governance and Nominating Committee, page 14

16. Provide the disclosure required by Item 407(c)(2)(iii) of Regulation S-B regarding the basis for your view that that it is appropriate for you not to have a policy regarding consideration of director candidates recommended by shareholders.

17. Describe the committee's process for identifying and evaluating nominees for director. See item 407(c)(2)(vi) of Regulation S-B.

Executive Compensation

Summary Compensation Table, page 15

18. Ensure that you have provided all of the information required by Item 402 of Regulation S-B. As an example, provide the footnote information required by Instruction to Item 402(b)(2)(v) and (vi) regarding the assumption made in the valuation of the stock awards and option awards vested. As another example, provide any vesting schedule for equity awards.

Executive Compensation Agreements

General

19. We note the stock awards made to Messrs. Thornberry, Klepfer, Dircksen, Swallow and Hardy on October 24, 2007. Add a brief description of these awards in the appropriate place in this section.

20. Ensure that you have set forth the material terms of the employment agreements for each named executive officer, as required by Items 402(c) and (e) of Regulation S-

B. For example, Section 4.4 of Mr. Swallow's employment agreement indicates that he was to receive incentive stock options under the 2005 Stock Incentive Plan. Please disclose the amount of the options granted. In addition, Sections 6.5 and 6.6 of the employment agreements for Messrs. Swallow, Hardy, and Dircksen, and Section 8.6 of the employment agreements for Messrs. Kettle and Deeds provide for the payment of severance upon certain terminations of employment. Please also revise your disclosure under the section entitled Retirement, Resignation or Termination Plans accordingly.

21. Please update this section to reflect the March 10, 2008 agreements regarding the resignations of Messrs. Kettle and Deeds and the payments to these persons. Please file these severance agreements.

Dircksen Employment Agreement, page 16

22. State whether the signing bonus of 50,000 shares and 500,000 incentive stock options were awarded to Mr. Dircksen.

Kettle Employment Agreement, page 16

23. Eliminate the second sentence of this paragraph, as there is no exhibit 10.18 to the proxy statement.

24. Affirmatively state whether the acquisition-based bonus will be payable to both Messrs. Kettle and Deeds if the SMD acquisition is completed. If so, in an appropriate place in the proxy statement, specify the amount of the bonus they will each receive.

Outstanding Equity Awards at Fiscal Year End, page 17

25. Ensure that you have provided all of the information required by Item 402(d) of Regulation S-B. As an example, this table must show all of the equity awards *outstanding* as of your most recent fiscal year end, not awards *granted*, as the preface to the table states. We note your statement in footnote 1 to this table that Messrs. Swallow, Kettle and Deeds have no option or stock awards. However, the Summary Compensation Table indicates that they do have awards. Additionally, footnote 1 to the Beneficial Ownership table on page 20 indicates that Mr. Thornberry was granted an option to purchase 50,000 shares on February 7, 2005. Please advise.

Retirement, Resignation or Termination Plans, page 17

26. Ensure that you have complied with Item 402(e) of Regulation S-B in regard to describing the material terms of each agreement providing for payments to any

named executive officer in connection with retirement. We note that your
subsidiary has a SERP for Messrs. Dircksen, Kettle and Deeds.

Director Compensation

Compensation of Directors, page 18

27. You state that certain directors have held consulting agreements with the company
     "as described above." Clarify in this section which of your directors have had and
     which of your directors currently have consulting agreements with you. In addition,
     please update the disclosure at the bottom of page 23 to discuss the amount paid for
     consulting services to related parties during the year ended December 31, 2007.

Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 19

28. Ensure that you have complied with the requirements of Item 403 of Regulation S-
     B. As one example please provide the beneficial ownership information as of the
     most recent practicable date. The information you present is as of September 30,
     2007 and December 18, 2007.

29. Please update the beneficial ownership information for Praetorian Capital
     Management LLC in light of the Schedule 13D it filed April 4, 2008.

Certain Relationships and Related Transactions, page 21

30. To aid the reader, arrange your discussion of the various transactions by subject
     matter, as opposed to chronological order, and use descriptive subheadings. For
     each transaction state how it was approved, for example whether by the
     disinterested members of the board.

31. State the business purpose for entering into the Kettle Agreement, including an
     explanation of how the $10 million repurchase price and amount of severance
     payments were determined. State the source of funds to pay the $900,000 in
     severance.

Approval of the SMD Purchase

General, page 27

32. Provide us with your analysis as to why you have not provided the information
    requested by Item 14(c)(1) of Schedule 14A, specifically the information required
    by Part B of Form S-4.

33. You indicate that the number of shares anticipated to be issued in the SMD purchase
    and the financing transaction trigger the need for shareholder approval under Idaho
    law. Under an appropriate heading and in tabular format, specify the number of
    shares you have authorized for issuance, the number of shares currently outstanding
    and the number of shares (and percent of outstanding) expected to be issued in
    connection with the SMD purchase, the financing transaction, and to be reserved for
    issuance under the Equity Incentive Plan.

34. Update your disclosure in regard to your application for listing on the AMEX.

Summary

Purchase Price, page 28

35. Disclose the expected source of funds to repay the $20 million note given to Mr.
    Guill in partial payment of SMD.

Conditions, page 28

36. You state that you must raise no less that $45 million in net proceeds from the
    financing to close the SMD purchase. In an appropriate place in the proxy
    statement, discuss what will happen if you raise enough money to close the SMD
    purchase, but not enough to buy back the Series A preferred stock, or to fund
    working capital requirements.

Termination of Purchase Agreement, page 28

37. Specify whether there is an outside date for termination of the Purchase Agreement.

Transaction Information, page 29

38. You state that "Over its last five fiscal years, SMD has generated EBITDA of 22 to
    24-percent of revenue on consistent double-digit revenue growth." Please provide
    the information required by Regulation G with respect to your EBITDA disclosure.

39. Provide to us support for your claim that Mr. Dircksen "has contributed to several major discoveries" and that Conglomerate Mesa and Santa Rosa are "potentially world class projects."

40. Explain what you mean by the term "blue sky" and distinguish between a greenfield and brownfield exploration, as applicable. Add a risk factor that explains the risk to investors of pursuing a blue sky strategy.

41. We note your goals and objectives for 2008 include increasing your exploration activity and completing exploration and drilling at several project sites. Reconcile these statements with your statement on page 32 under Post-Closing Liquidity Outlook that you would be required to limit certain capital expenditures including exploration activities and growth opportunities.

Post-Closing Liquidity Outlook, page 32

42.   State whether the SMD credit facility will terminate upon a change of control of SMD.

Risk Factors, page 34

General

43. Add a risk factor that discusses the effect the issuance of the stock under all of the proposals will have on the stock price, including if the stock issued in the financing is issued at a discount to market.

44. Eliminate language that mitigates the risk you present. For example, in the risk factor entitled "Although Timberline expects that the acquisition will result in a benefit…," on page 34, eliminate the first clause in the caption to the risk factor and the first three bullet points in the body of the risk factor.

"Timberline may raise funds for the completion of the SMD Acquisition…," page 35

45. Limit this risk factor to discussing dilution. Expand your discussion of the dilution that existing shareholders will experience to cover all of the stock that may be issued under all of the proposals.

Reports, Opinions, Appraisals

Opinion of Jefferies & Company, Inc., page 37

46. Substantially expand this section as appropriate to disclose all material financial projections, forecasts and analyses provided by either party or its financial advisor at any time during this process (1) to the other party's financial advisor; (2) the other party; or (3) to both. If you fail to disclose any of these items, provide the information to us on a supplemental basis, and explain why you do not believe disclosure would be required.

47. You state that the opinion of Jefferies is for the "use and benefit of the Board." Please revise to eliminate any suggestion that shareholders may not rely on the opinion.

48. We note that your financial advisor considered three different valuation methods in providing its fairness opinion. Please revise your disclosure to more completely explain each valuation method, providing a discussion of the assumption made under each method. Address whether the purchase price is within the ranges under each method. If the purchase price is outside the range of any of the methods, explain how this supports the fairness opinion. Finally, explain why Jefferies determined that the transaction is fair in light of each valuation method.

Past Contracts, Transactions or Negotiations, page 42

49. Substantially expand your disclosure to identify the dates of every meeting held to address the acquisition both internally and with SMD and describe the material issues addressed at each meeting. Disclose each instance when the material terms of the transaction were discussed and negotiated and the outcome of each discussion.

50. State why it was decided to pursue the acquisition of SMD at this time and whether any alternative acquisitions were considered.

51. Expand your statement that "after analysis by Timberline and Jefferies, the Board approved the terms of the purchase…," to explain the basis upon which the Board approved the SMD acquisition.

52. Please describe in necessary detail every report, opinion or appraisal materially related to the transaction, written or oral, that the companies or their boards received from any third party. Please provide us with copies of these materials, including, for example, any written materials furnished in connection with an oral presentation. Among other items, the materials could include analyses, talking papers, drafts, summaries or outlines. This would also include preliminary and final reports. Refer to Item 1015(b) of Regulation M-A. As appropriate, rather than summarizing each

report, you may indicate that there were no material differences between the oral
and written versions of the fairness opinion, for example.

Information about Small Mine Development, LLC

Description of Business, page 54

53.	Your disclosure assumes the reader has familiarity with SMD's projects. Expand
your discussion to provide a description of each of SMD's current projects.

Approval of the Awards Increase, page 66

54.	Ensure that you have complied with the provisions of Item 10 of Schedule 14A. For
example, you say that you have described "certain" features of the plan. Describe
all of the material features of the plan, including a discussion of the types of awards
that may be made under the plan.

55.	We note your disclosure on page 24 in footnote 2 to the equity compensation plan
table that the number of securities to be issued upon exercise of outstanding options
exceeds the authorized shares to be issued under the plan. Discuss this
"overissuance" in this section and state what will happen if you do not receive
approval to increase the shares issuable under the plan. Specify the number of shares
already issued under the plan.

Closing Comments

	Please amend your Form 10-QSBs within ten days of the receipt of this letter, or
tell us when you will amend them. As appropriate, please amend your proxy statement in
response to these comments. You may wish to provide us with marked copies of the
amendment to expedite our review. Please furnish a cover letter with your amendment
that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kevin Stertzel at 202-551-3723, or in his absence, Jill Davis at 202-551-3683 if you have any questions in regard to accounting matters. Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Kimberly Anderson, Esq. (by facsimile, 206-903-8820)
D. Levy